

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2011

David Gao, Chief Executive Officer
BMP Sunstone Corporation
600 W. Germantown Pike, Suite 400
Plymouth Meeting, PA 19462

      Re: **BMP Sunstone Corporation**
            Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A
            Filed on January 24, 2011
            File: 001-32980

Dear Mr. Gao:

      We have completed our review of your filings and do not have any further comments at this time.

                Sincerely,

                /s/ James Lopez

                John Reynolds
                Assistant Director